March 28, 2025

VIA EDGAR

To: United States Securities and Exchange Commission

Re: Taseko Mines Limited (the "Company")

 Annual Report on Form 40-F

 Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F report for the year ended December 31, 2024 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report").  The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2024 (the "AIF").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona, dated March 30, 2023 which has an effective date of March 15, 2023 and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF and the Company's registration statement on Form F-10, as amended (SEC No. 333-271142) and registration statement on Form S-8 (SEC No. 333-276442) (the "Registration Statements") and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the Registration Statements.

Yours truly,

/s/  Richard Tremblay

Richard Tremblay, P.Eng., MBA, Chief Operating Officer